Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2018	2017
Pretax income (loss) from operations:
Net income (loss)	$(343.3)	$175.6
Add income tax expense	41.4	304.9
Pretax income (loss) from operations	(301.9)	480.5
Add fixed charges:
Interest expense on corporate debt	35.9	46.5
Interest expense on investment borrowings and borrowings related to variable interest entities	74.2	77.2
Interest added to policyholder account balances	73.1	105.2
Portion of rental (a)	15.0	18.7
Fixed charges	198.2	247.6
Adjusted earnings (loss)	$(103.7)	$728.1
Ratio of earnings to fixed charges	(b)	2.94X

____________________

(a)	Interest portion of rental is estimated to be 33 percent.

(b)	For such ratio, earnings were $301.9 million less than fixed charges.